Exhibit (g)(2)

FS CREDIT INCOME ADVISOR, LLC

201 Rouse Boulevard

Philadelphia, PA 19112

April 6, 2018

To:	FS Credit Income Fund 201 Rouse Boulevard Philadelphia, PA 19112

Re: Permanent Waiver of Portion of Management Fee

Pursuant to the investment advisory agreement between FS Credit Income Fund (“FSCI”) and FS Credit Income Advisor, LLC (“FS Credit Income Advisor”), dated as of September 18, 2017 (as may be amended and restated from time to time) (the “Advisory Agreement”), FSCI has agreed to pay FS Credit Income Advisor a management fee of 1.75% of the average daily value of FSCI’s gross assets, payable quarterly in arrears. This letter serves to confirm that FS Credit Income Advisor has agreed, effective April 6, 2018, to permanently waive a portion of the management fee to which it is entitled under the Advisory Agreement so that the fee received equals 1.60% of the average daily value of FSCI’s gross assets.

In connection with this permanent management fee waiver, FS Credit Income Advisor represents that the quality and quantity of services under the Advisory Agreement will not be affected by such reduction in fees and that its obligations under the Advisory Agreement will remain unchanged in all respects. Any future amendment to increase or otherwise reinstate the management fee rate under the Advisory Agreement as in effect prior to the date of this letter must be approved by the shareholders of FSCI and to the extent required by the Investment Company Act of 1940. FSCI and FS Credit Income Advisor agree that this letter shall be attached to and made a part of the Advisory Agreement, which shall continue in full force and effect as modified hereby.

Sincerely,

/s/ Michael C. Forman
Michael C. Forman Manager, FS Credit Income Advisor, LLC

Accepted and Agreed as of the Date First Set Forth Above: FS CREDIT INCOME FUND

By:	/s/ Edward T. Gallivan, Jr.

Name: Edward T. Gallivan, Jr.
Title: Chief Financial Officer